

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 23, 2007

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Avenue, Suite 1400
Tulsa, OK 74119-3623

   Re: Helmerich & Payne, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2006
     Filed December 13, 2006
     File No. 001-04221

Dear Mr. Fears:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       April Sifford
       Branch Chief